SNIPP INTERACTIVE INC.

SNIPP SIGNS US$235,000 DEAL WITH A PORTFOLIO BRAND OF AN EXISTING

PERSONAL CARE & HOUSEHOLD CLEANING PRODUCTS CLIENT

December 15th, 2016

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQX: SNIPF; TSX: SPNV), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced that it has signed a US$235,000 agreement (as part of a previously signed MSA) with the American subsidiary of a large international consumer goods company. The agreement is for a promotion for a popular brand of laundry detergents and fabric care products.

The program, due to launch in April 2017, is a promotion across various brands from this manufacturer’s large portfolio of consumer goods. Consumers who purchase qualifying items will be directed to a branded digital music rewards site built on the SnippRewards platform, to redeem their credits.

According to Atul Sabharwal, Chief Executive Officer at Snipp, “We are extremely pleased to announce the further growth of our relationship with this CPG giant. In today’s mobile-first world, to stay relevant, marketers need to offer their consumers convenient, personal and exciting rewards to create a strong emotional connection. We are market leaders in purchase-based reward promotions in the CPG space and are seeing more and more brands looking for a digital solution for their promotions. Our promotion marketing platforms like SnippCheck and SnippRewards offer consumers a user-friendly redemption process and a wide choice of digital rewards. We look forward to applying our expertise to create sophisticated promotions for this customer’s extensive range of products.”

Visit the Snipp website at http://www.snipp.com/ for Snipp’s full suite of solutions and examples of Snipp programs.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, Europe, the Middle East and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED #49 AMONGST THE FASTEST GROWING COMPANIES IN NORTH AMERICA ON DELOITTE’S 2016 TECHNOLOGY FAST 500™ LIST.

FOR FUTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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